Independent Proxy Advisory Firm Glass Lewis Recommends that Ceragon Shareholders Vote for Change

Raises Concerns About Board’s “Objectivity and Independence” and Questions its “Ability to Perform its Proper Oversight Role”

Recognizes Ceragon’s track record of underperformance and questions standalone strategy

Affirms fair value of Aviat’s acquisition proposal

AUSTIN, Texas – August 18, 2022 – Aviat Networks, Inc. (NASDAQ: AVNW) (“Aviat”), the leading expert in wireless transport solutions, today announced that independent proxy advisory firm Glass Lewis has recommended that shareholders of Ceragon Networks Ltd. (NASDAQ: CRNT) ("Ceragon") vote FOR the removal of three members of Ceragon’s Board of Directors (“Board”), Yael Langer, Ira Palti, and David Ripstein, at the upcoming Extraordinary General Meeting of Shareholders on August 23, 2022. Glass Lewis also recommended that Ceragon shareholders vote FOR three of Aviat’s highly-qualified, independent nominees, Paul Delson, Jonathan F. Foster, and Dennis Sadlowski.

In its August 17, 2022 report, Glass Lewis questioned the independence and objectivity of the three directors Aviat seeks to remove and questioned the motives behind their refusal to engage with Aviat:

•“We believe Aviat has identified valid concerns regarding the independence and objectivity of the current Ceragon board, which may explain the board’s prickly response to Aviat’s approaches and its refusal to more meaningfully engage with a prospective suitor.” 1
•“We view such relationships [as those between Ceragon directors] as potentially creating conflicts for directors, as they may be forced to weigh their own interests in relation to shareholder interests when making board decisions.”
•“We note further that three of the Company’s seven directors are either affiliated with the Company or are insiders. We believe this raises further concerns about the objectivity and independence of the board and its ability to perform its proper oversight role.”
•“Ultimately, we are concerned that these apparent conflicts may have manifested themselves in the board’s recent evaluation of Aviat’s acquisition proposal. In our view, given the ties and lengthy tenures of certain Ceragon directors, shareholders have less assurance that Aviat’s proposal has received a full, fair and independent evaluation by a sufficiently independent board of directors. In that regard, we believe Aviat has provided evidence to establish sufficient concern that its advances may have been rebuffed by the Ceragon board for reasons other than what we consider are in the best interests of shareholders.”
•“We believe there is suitable cause for investors to support Board change at this time.”

In its report this week, Glass Lewis raised concerns about the Board’s independence, noting “certain directors’ past and current affiliations with Ceragon’s founder and chairman, Mr. Zisapel…[including that] Ms. Langer and Mr. Ripstein [have] each served in various positions, including general counsel and CEO, respectively, at other Rad-Bynet group companies established by Mr. Zisapel.” Unfortunately, this is not the first time that Glass Lewis has expressed similar concerns. In its report issued in connection with Ceragon’s 2021 Annual Meeting, Glass Lewis also raised its concerns about a lack of independence on the Board and recommended opposing the election of Ms. Langer, specifically citing “related party transactions between the Company and Mr. Zisapel’s Rad-Bynet group.” Since then, the Board has done nothing to address the apparent governance shortfalls, which have now cost shareholders dearly. It is time that the Board stop ignoring significant and valid concerns about governance and act with independence.

In its report, Glass Lewis called out Ceragon’s track record of underperformance and unwillingness to change course due to the Board’s lack of independence. The report also recognizes that Aviat’s proposal offers a fair value for Ceragon and would likely provide more value to shareholders than the Company’s standalone strategy:

1 Permission to use quotations from Glass Lewis was neither sought nor obtained. Emphasis added.

•“Purely from a valuation perspective, we believe Aviat’s revised proposal is sufficiently within a range of fair value to warrant more serious, advanced and constructive discussions with respect to the proposal than it appears Ceragon has been willing to enter into to date. In our view, a more welcoming stance, good faith discussions regarding the potential benefits of a combination and the sharing of due diligence information could facilitate a reasonably acceptable outcome for all parties involved, possibly even resulting in an improvement in terms for Ceragon and its shareholders.”
•“During the five years preceding Aviat’s offer, Ceragon delivered a negative return of -16.4%, while Aviat generated a return of 180.8% and the other five peer companies delivered an average return of 63.3%. In just the last three years, Ceragon’s TSR was an even worse -30.1% and Aviat’s TSR was an even better 290.2%, while the other peers averaged a nil return over that period (Source: S&P Capital IQ). This analysis suggests that investors have consistently been unwilling to buy into value-creation narratives promulgated by Ceragon management and the board. We see little reason to expect this to change.”
•“Were Ceragon shareholders to hitch their wagons to Aviat, which Aviat’s proposal enables them to do via the stock component of the offered consideration, they might find themselves better off.”

Although Ceragon likes to claim that it is undervalued, Glass Lewis agrees with Aviat that “[analysts’] price targets are aspirational, particularly in light of Ceragon’s recent operational performance, other challenges and industry-wide supply chain issues.” Glass Lewis notes that it would not be unusual for Ceragon analysts to lower price targets following a meaningful decline in the Company’s trading price, as they have been shown to do in the past.

“Glass Lewis has validated our serious concern that Ceragon’s Board lacks independence and is therefore unable to fulfill its fiduciary duty to act in the best interests of all shareholders,” said Aviat President and CEO Peter Smith. “Furthermore, Glass Lewis recognizes that this lack of independence has led the Ceragon Board to fail in fully and objectively evaluating our proposal, which the report notes offers a fair value in light of Ceragon’s long history of underperformance.”

Mr. Smith added, “Both Glass Lewis and ISS have now recognized the conflicts that plague Ceragon’s Board. Given Cergaon’s anti-shareholder charter, if not removed next Tuesday, these same directors will not face reelection until 2024, despite their failure to negotiate a deal and continued poor performance at the Company. In fact, if not removed, these directors may become further emboldened to favor the interests of Mr. Zisapel and their own positions over the interests of shareholders. Shareholders can stand by and continue to allow this Board to shirk its responsibilities and oversee the woeful destruction of value, or they can push for Board change now and elect truly independent directors that will be motivated only by their fiduciary responsibility and explore all avenues to create value. We urge shareholders to vote FOR ALL FIVE of Aviat’s director nominees on the GOLD proxy card and remove the conflicted directors that continue to put their own interests first.”

YOUR VOTE IS CRUCIAL. For further information on how your vote FOR ALL FIVE Aviat’s director nominees can maximize shareholder value, please visit ValueForCeragon.com.

About Aviat Networks, Inc.
Aviat Networks, Inc. is the leading expert in wireless transport solutions and works to provide dependable products, services and support to its customers. With more than one million systems sold into 170 countries worldwide, communications service providers and private network operators including state/local government, utility, federal government and defense organizations trust Aviat with their critical applications. Coupled with a long history of microwave innovations, Aviat provides a comprehensive suite of localized professional and support services enabling customers to drastically simplify both their networks and their lives. For more than 70 years, the experts at Aviat have delivered high-performance products, simplified operations, and the best overall customer experience. Aviat Networks is headquartered in Austin, Texas. For more information, visit www.aviatnetworks.com or connect with Aviat Networks on Twitter, Facebook and LinkedIn.

Forward-Looking Statements

The information contained in this document includes forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, without limitations, statements regarding the proposed transaction between Aviat and Ceragon, the results of the requested extraordinary general meeting of shareholders of Ceragon, Ceragon's actions in connection therewith, and any potential related litigation. All statements, trend analyses and other information contained herein regarding the foregoing beliefs and expectations, as well as about the markets for the services and products of Aviat and trends in revenue, and other statements identified by the use of forward-looking terminology, including, without limitation, "anticipate," "believe," "plan," "estimate," "expect," "goal," "will," "see," "continue," "delivering," "view," and "intend," or the negative of these terms or other similar expressions, constitute forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based on estimates reflecting the current beliefs, expectations and assumptions of the senior management of Aviat regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this document. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the following:
•the impact of COVID-19 on our business, operations and cash flows;
•continued price and margin erosion as a result of increased competition in the microwave transmission industry;
•our ability to realize the anticipated benefits of any proposed or recent acquisitions, including our proposed transaction with Ceragon, within the anticipated timeframe or at all, including the risk that proposed or recent acquisitions will not be integrated successfully;
•the results of the extraordinary general meeting of Ceragon's shareholders;
•the impact of the volume, timing, and customer, product, and geographic mix of our product orders;
•the timing of our receipt of payment for products or services from our customers;
•our ability to meet projected new product development dates or anticipated cost reductions of new products;
•our suppliers' inability to perform and deliver on time as a result of their financial condition, component shortages, the effects of COVID-19 or other supply chain constraints;
•the effects of inflation and the timing and extent of changes in the prices and overall demand for and availability of our inputs;
•customer acceptance of new products;
•the ability of our subcontractors to timely perform;
•weakness in the global economy affecting customer spending;
•retention of our key personnel;
•our ability to manage and maintain key customer relationships;
•uncertain economic conditions in the telecommunications sector combined with operator and supplier consolidation;

•our failure to protect our Intellectual property rights or defend against Intellectual property infringement claims by others;
•the results of our restructuring efforts;
•the ability to preserve and use our net operating loss carryforwards;
•the effects of currency and interest rate risks;
•the effects of current and future government regulations, including the effects of current restrictions on various commercial and economic activities in response to the COVID-19 pandemic;
•general economic conditions, including uncertainty regarding the timing, pace and extent of an economic recovery in the United States and other countries where we conduct business;
•the conduct of unethical business practices in developing countries;
•the impact of political turmoil in countries where we have significant business;
•the impact of tariffs, the adoption of trade restrictions affecting our products or suppliers, a United States withdrawal from or significant renegotiation of trade agreements, the occurrence of trade wars, the closing of border crossings, and other changes in trade regulations or relationships; and
•Aviat's ability to implement our stock repurchase program or the extent to which it enhances long-term stockholder value.

For more information regarding the risks and uncertainties for Aviat's business, see "Risk Factors" in Aviat's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") on August 25, 2021, as well as other reports filed by Aviat with the SEC from time to time. Aviat does not undertake any obligation to update publicly any forward-looking statement, whether written or oral, for any reason, except as required by law, even as new information becomes available or other events occur in the future.

Additional Information
This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 or an exemption therefrom.

In connection with any transaction between Aviat and Ceragon that involves the issuance of Aviat shares to the Ceragon shareholders, Aviat will file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Investor Contacts

Aviat Networks
Andrew Fredrickson
+1-408-501-6214
andrew.fredrickson@aviatnet.com

Okapi Partners LLC
Bruce Goldfarb / Chuck Garske / Teresa Huang
+1-212-297-0720
info@okapipartners.com

Media Contact

Abernathy MacGregor
Sydney Isaacs / Jeremy Jacobs
+1-212-371-5999
sri@abmac.com / jrj@abmac.com